Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-291024

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated December 2, 2025)

XCF Global, Inc.

Up to 187,180,141 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated December 2, 2025, (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-291024). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

Our common stock is listed on The Nasdaq Stock Market under the symbol “SAFX.” On December 11, 2025, the last reported sale price of our common stock was $0.50 per share. You are urged to obtain current market data and should not use the market price as of December 11, 2025, as a prediction of the future market price of our common stock.

We are an “emerging growth company” and a “smaller reporting company,” as those terms are defined under the federal securities laws, and as such, have elected to comply with certain reduced public company reporting requirements for the registration statement of which this prospectus forms a part and future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company and Smaller Reporting Company” in the Prospectus.

Investing in our securities involves significant risk. You should carefully read and consider the information referred to under “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

We may amend or supplement this prospectus from time to time by filing amendments or supplements with the SEC. We urge you to read the entire prospectus, any such amendments or supplements, any free writing prospectuses we may file with the SEC, and any documents incorporated by reference into this prospectus or any prospectus supplement carefully before you make your investment decision.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 12, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 12, 2025 (December 9, 2025)

XCF GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-42687	33-4582264
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2500 CityWest Blvd, Suite 150-138

Houston, TX 77042

(Address of principal executive offices, including zip code)

(346) 630-4724

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	SAFX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On December 9, 2025, XCF Global, Inc. (the “Company”) received a written notification (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market.

The Notice stated that the bid price of the Company’s common stock had closed below $1.00 per share for 30 consecutive business days, from October 27, 2025 to December 8, 2025, and that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until June 8, 2026, to regain compliance.

To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of ten consecutive business days during the compliance period. If the Company achieves compliance, Nasdaq will provide written confirmation and the matter will be closed.

If compliance is not achieved by June 8, 2026, the Company may be eligible for an additional 180-day compliance period, provided it meets the continued listing standards for the Nasdaq Capital Market (other than the Minimum Bid Price Requirement) at that time and notifies Nasdaq of its intent to cure the deficiency.

Neither the Notice nor the Company’s non-compliance have an immediate effect on the listing or trading of the Company’s common stock, which will continue to trade on The Nasdaq Capital Market under the symbol “SAFX.”

Item 8.01	Other Events

Memorandum of Understanding

On December 10, 2025, XCF Global, Inc. (“XCF”) entered into a non-binding Memorandum of Understanding (the “MOU”) with Southern Energy Renewables Inc. (“Southern”) and DevvStream Corp. (“DevvStream”). The MOU outlines a preliminary framework for potential commercial collaboration among the parties, including the exploration of opportunities relating to sustainable aviation fuel, environmental attributes, and related project development initiatives.

The MOU is non-binding, does not create any obligation or commitment by XCF, and is intended solely to facilitate continued discussions among the parties. No definitive agreements have been executed.

A copy of the press release announcing the MOU is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Related Party Considerations

Southern, DevvStream, and XCF have certain overlapping investor and sponsor relationships. EEME Energy SPV I LLC, which is controlled by Majique Ladnier, is the sole shareholder of Southern and a shareholder of DevvStream. EEME and GL Part SPV I, LLC and GL Part SPV II, LLC, which are also controlled by Majique Ladnier, collectively own approximately 19.6% of XCF’s outstanding Class A common stock. As of the date of this filing, XCF has an outstanding loan payable to GL Part SPV I, LLC of $365 thousand.

In November 2024, DevvStream completed a business combination with a special purpose acquisition company sponsored by an affiliate of Focus Impact Partners, Focus Impact Acquisition Corp. Carl Stanton, DevvStream’s Chairman, and Wray Thorn, a DevvStream director, are co-founders of Focus Impact Partners. Based on a definitive proxy statement filed by DevvStream on November 18, 2025, Focus Impact Sponsor, LLC, which is affiliated with Focus Impact Partners, owns common shares and other securities of DevvStream.

In June 2025, XCF completed a business combination through a special purpose acquisition company sponsored by an affiliate of Focus Impact Partners, Focus Impact BH3 Acquisition Co. XCF’s Interim Board Chair, Wray Thorn, and Carl Stanton, who is an XCF board observer, are co-founders of Focus Impact Partners. Focus Impact BHAC Sponsor, LLC, which is affiliated with Focus Impact Partners, owns shares of Class A common stock and other securities of XCF. In addition, XCF maintains a strategic consulting agreement with Focus Impact Partners for advisory and strategic services.

The information contained in this Item 8.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Item 8.01 and the exhibit furnished herewith shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	XCF Global Press Release (December 12, 2025)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XCF GLOBAL, INC.

By:	/s/ Gregory P. Savarese
Name:	Gregory P. Savarese
Title:	Chief Marketing Officer

Date: December 12, 2025

3

Exhibit 99.1

XCF Global, Southern Energy, and DevvStream Announce Plan to Pursue Strategic Collaboration to Build Integrated Low-Carbon Fuels Platform and Advance Multi-Pathway SAF Strategy

●	XCF, Southern Energy, and DevvStream to explore developing a unified commercial platform combining fuel supply, logistics, and environmental-attribute value for aviation and industrial customers
●	The parties believe that the partnership has the potential to advance HEFA and next-generation biomass-to-methanol-to-jet SAF pathways
●	The parties intend to jointly evaluate the future development of New Rise Louisiana, a SAF facility comparable in size to XCF’s New Rise Reno facility of ~40 million gallons

Houston, Texas – December 12, 2025 – XCF Global, Inc. (“XCF”) (Nasdaq: SAFX); Southern Energy Renewables Inc. (“Southern”); and DevvStream Corp. (“DevvStream”) (Nasdaq: DEVS) (together “the parties”) today announced a non-binding tripartite memorandum of understanding (“MOU”) to jointly explore the potential development of a next-generation low-carbon fuels platform designed to accelerate SAF adoption, expand domestic capacity, and integrate environmental-attribute monetization into a unified customer offering.

By 2030, the U.S. SAF market is projected to reach nearly $7 billion, while global demand is expected to exceed 5.5 billion gallons, supporting a global market of more than $25 billion. By that time, approximately 4 billion people are expected to live in countries that utilize SAF for air transportation. Looking ahead to 2050, the global SAF market could exceed $250 billion. This collaboration is intended to position the parties around a unified platform that directly supports this long-term growth.

The collaboration would seek to increase long-term SAF supply across multiple production pathways while advancing the transparency and commercialization of environmental attributes. As part of the negotiation of a binding agreement, the parties expect to evaluate the commercial viability of developing a HEFA-based SAF facility in Louisiana.

Potential Unified Commercial Platform and Strategic Integration

The parties intend to negotiate a definitive collaboration agreement which, if executed, would create a collaborative venture that intends to develop a unified commercial platform that enables customers to procure fuel, logistics services, and environmental-attribute value through a single integrated offering. If developed, this structure would be expected to simplify procurement, improve pricing efficiency, and enhance long-term customer retention across the aviation and industrial markets.

Chris Cooper, Chief Executive Officer of XCF Global, said:

“This collaboration has the potential to create the foundation for a first-of-its-kind, fully integrated low-carbon fuels platform – linking production, logistics, and environmental-attribute systems into a seamless value chain. If we succeed in combining Southern’s developmental stage biomass-to-methanol-to-jet technology, DevvStream’s environmental-attribute and digital MRV capabilities, and XCF’s HEFA production and commercial infrastructure, we see the potential to build a revolutionary end-to-end system that unlocks new value for customers and potentially accelerate the scaling of SAF in a disciplined, capital-efficient way.

“Our goal is to modernize how low-carbon fuels are produced, certified, and delivered – not as isolated components, but as an integrated solution aligned with the needs of global aviation and corporate sustainability programs.”

Potential Environmental-Attribute Monetization and Digital Infrastructure

A core component of the potential collaboration is expected to be the integration of environmental-attribute capabilities, including voluntary and compliance carbon credits, CORSIA units, renewable energy certificates, digital MRV solutions, and tokenized environmental-attribute tracking systems. Under the MOU, DevvStream is expected to lead the generation, verification, and monetization of environmental assets associated with the potential platform’s low-carbon fuels.

The parties plan to work towards jointly evaluating solutions to help customers capture, verify, and monetize environmental attributes, including LCFS credits, RINs, and benefits under 45Z/45Q. The parties also plan to evaluate lifecycle analysis (“LCA”) methodologies and carbon-intensity optimization systems which may strengthen project economics and support high-integrity SAF development.

Carl Stanton, Chairman of DevvStream, said:

“Integrating environmental assets directly into the fuel value chain is essential to accelerating SAF deployment. This collaboration has the potential to bring together three distinct strengths – XCF’s production expertise, Southern’s developing advanced biomass platform, and DevvStream’s environmental-asset monetization capabilities – to help improve project economics while giving airlines confidence in the integrity of their SAF purchases.”

Potential Multi-Pathway SAF Collaboration and Offtake Framework

The parties intend to explore a long-term offtake framework under which XCF could purchase SAF which will eventually be produced by Southern, subject to mutual agreement on commercial terms, in order to capitalize on long-term global demand for SAF.

A key anchor for the potential collaboration is Southern’s planned biomass-to-fuel facility in Louisiana, expected to produce approximately 28 million gallons of SAF and 220 kilotons of methanol per year, supported by an estimated $1.4 billion total project investment, according to Southern.

The parties further intend to explore multiple SAF production pathways with the goal of accelerating the adoption of SAF worldwide to address the forecasted industry demand noted above, including:

●	Southern’s in-development, next-generation biomass-to-methanol-to-jet SAF platform;
●	XCF’s HEFA-based SAF platform; and
●	Joint carbon-intensity and co-product optimization strategies

Jay Patel, Chief Executive Officer of Southern, added:

“We believe partnering with XCF and DevvStream would strengthen our ability to scale a multi-pathway SAF strategy grounded in real production capacity and real climate benefit. We are eager to work together to further develop our experimental $SAF token on Solana with DevvStream. Further, we believe Louisiana has the workforce, infrastructure, and feedstock resources to become a national leader in low-carbon fuels, and we see this potential collaboration as a major step toward that future.”

Exploration of New Rise Louisiana SAF Facility

The parties plan to assess the potential development of New Rise Louisiana, a proposed HEFA SAF facility. The evaluation process is expected to include engineering, permitting, feedstock integration, logistics, and financing strategies.

XCF and Southern also plan to evaluate municipal financing pathways in Louisiana, following recent momentum from the Louisiana Community Development Authority, which authorized up to $402 million in potential revenue bonds for Southern’s biomass-to-fuel project, subject to additional approvals, documentation, and market conditions. While not representing committed capital and there can be no assurance that any such bonds will ultimately be issued or that any particular amount of funding will be available, the authorization underscores Louisiana’s growing role as a U.S. clean-energy manufacturing hub. Any XCF participation in Louisiana municipal financing strategies would be separate from and in addition to Southern’s existing authorization. There can be no assurance that XCF will be able to secure any Louisiana municipal financing.

Cooper added:

“We believe Louisiana offers a compelling combination of infrastructure, talent, and policy support. We expect our evaluation of New Rise Louisiana will allow us to determine whether our modular HEFA platform can complement Southern’s developing biomass capabilities while fitting squarely within our disciplined, capital-efficient growth model.”

The MOU reflects a shared intent to collaborate on SAF and other low-carbon fuel opportunities. Any specific offtake arrangements, investments, or project development activities described in this release remain subject to confirmatory due diligence, negotiation and execution of definitive agreements, internal corporate approvals, and any required regulatory or permitting approvals. Accordingly, the MOU does not commit any party to proceed with any particular transaction or project.

About XCF Global, Inc.

XCF Global, Inc. (“XCF”) is a pioneering sustainable aviation fuel company dedicated to accelerating the aviation industry’s transition to net-zero emissions. Our flagship facility, New Rise Reno, has a nameplate production capacity of 38 million gallons per year, positioning XCF as an early mover among large-scale SAF producers in North America. XCF is advancing a pipeline of three additional sites in Nevada, North Carolina, and Florida, and is building partnerships across the energy and transportation sectors to scale SAF globally. XCF is listed on the Nasdaq Capital Market and trades under the ticker, SAFX. Current outstanding shares: ~208.3 million; <20% free float (as of December 12, 2025).

To learn more, visit www.xcf.global.

About Southern Energy Renewables Inc.

Southern Energy Renewables Inc. is a U.S.-based clean fuels, chemicals, and products developer focused on advancing large-scale biomass-to-fuels projects. These projects are in development and designed to produce carbon-negative SAF and green methanol, supported by integrated carbon capture and sequestration.

To learn more, visit www.southernenergyrenew.com.

About DevvStream Corp.

DevvStream Corp. (Nasdaq: DEVS) is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certificates.

To learn more, visit www.devvstream.com.

Contacts

XCF Global:

C/O Camarco

XCFGlobal@camarco.co.uk

Media:

Camarco

Andrew Archer | Rosie Driscoll | Violet Wilson

XCFGlobal@camarco.co.uk

Additional Information and Where to Find It

In connection with the proposed business combination transaction among DevvStream, Southern, and Sierra Merger Sub, Inc., DevvStream will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of DevvStream that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of DevvStream. DevvStream and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com.

Participants in the Solicitation

DevvStream, Southern and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, statements regarding the terms of the potential collaboration covered by the Non-Binding MOU, the expected benefits of the potential collaboration covered by the Non-Binding MOU, what financing strategies the parties to the Non-Binding MOU are expected to evaluate and the availability of such financing, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by XCF, DevvStream and Southern and their respective management teams, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) unexpected increases in XCF’s expenses, including manufacturing and operating expenses and interest expenses, as a result of potential inflationary pressures, changes in interest rates and other factors; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with regard to XCF’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against the parties to the Non-Binding MOU or others; (5) XCF’s ability to regain compliance with Nasdaq’s continued listing standards and thereafter continue to meet Nasdaq’s continued listing standards; (6) the parties ability to negotiate a definitive collaboration agreement and implement any collaborative business plan on an anticipated timeline; (7) the parties ability to raise financing to fund their respective operations and business plans and the terms of any such financing; (8) XCF’s ability to resolve current disputes between its New Rise subsidiary and its primary lender with respect to loans outstanding that were used in the development of the New Rise Reno facility; (9) payment of fees, expenses and other costs related to the negotiation of a definitive collaboration agreement and the advancement of the potential collaboration; (10) the risk of disruption to the current plans and operations of XCF, Southern and DevvStream as a result of pursuing the potential collaboration, including on the proposed business combination of DevvStream; (11) the parties ability to recognize the anticipated benefits of potential collaboration contemplated by the Non-Binding MOU, which may be affected by, among other things, competition, the ability of parties to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that the parties may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support; (16) risks relating to XCF Global’s and New Rise’s key intellectual property rights, including the possible infringement of their intellectual property rights by third parties; (17) the risk that XCF’s and DevvStream’s reporting and compliance obligations as publicly-traded companies divert management resources from business operations; (18) LOIs and MOUs, including the Non-Binding MOU among XCF, Southern and DevvStream described herein, may not advance to definitive agreements or commercial deployment, and there can be no assurance that XCF and Southern will successfully negotiate offtake arrangements or develop the contemplated New Rise Louisiana facility; and (19) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in XCF’s and DevvStream’s filings with the Securities and Exchange Commission (“SEC”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or XCF’s, Southern’s and/or DevvStream’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of XCF, Southern or DevvStream presently know or that they currently believe are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XCF’s, Southern’s and DevvStream’s expectations, plans or forecasts of future events and views as of the date of this Press Release. These forward-looking statements should not be relied upon as representing XCF’s, Southern’s or DevvStream’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements. While XCF, Southern or DevvStream may elect to update these forward-looking statements at some point in the future, XCF, Southern and DevvStream specifically disclaims any obligation to do so. Neither future distribution of this press release nor the continued availability of this communication in archive form on DevvStream’s website at www.devvstream.com/investors/ should be deemed to constitute an update or re-affirmation of these statements as of any future date.